
05072565

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



SEC MAIL
RECEIVED
PROCESSING
NOV 23 2005
WASH, D.C.
213
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

2005-8
Form 8-K dated November 22, 2005
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

000-16107, 333-109722
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 22, 2005.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: 
Name: Howard Darmstadter
Title: Assistant Secretary



PROCESSED
NOV 29 2005
THOMSON
FINANCIAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
NOV 2 3 2005
WASH, D.C.
213
SECTION

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 22, 2005
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2005-8)
(Exact name of registrant as specified in charter)

Delaware	000-16107, 333-109722	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

1000 Technology Drive, O'Fallon, Missouri	63368
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code (636) 261-1313

(Former name, former address and former fiscal year, if changed since last report.)

Item 8.01. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2005-8

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Credit Suisse First Boston LLC, that are required to be filed pursuant to such letters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: 
Howard Darmstadter
Assistant Secretary

Dated: November 22, 2005

EXHIBIT INDEX

Exhibit No.		Page No.
I	Computational Materials/Structural Term Sheets prepared by Credit Suisse First Boston LLC	5

Deal Summary Report

CMSI05-8G1BBG

		Assumptions			Collateral					
Settlement	30-Nov-05	Prepay		300 PSA	Balance	WAC	WAM	Age	WAL	Dur
1st Pay Date	25-Dec-05	Default		0 CDR	$402,061,855.70	5.9	358	2	5.57	4.32
		Recovery	0	months						
		Severity		0%						

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
1PT1	90,000,000.00	5.5	12/05 - 09/35	5.42		0	0	Interp			398.75	0	1-Nov-05	FIX
1N1	15,000,000.00	5.5	12/10 - 09/35	11.04		0	0	Interp			66.46	0	1-Nov-05	FIX
1S1	22,679,200.00	5	12/05 - 08/13	3.46		0	0	Interp			91.35	0	1-Nov-05	FIX
1S2	22,679,200.00	5.25	12/05 - 08/13	3.46		0	0	Interp			95.91	0	1-Nov-05	FIX
1S3	22,679,200.00	5.5	12/05 - 08/13	3.46		0	0	Interp			100.48	0	1-Nov-05	FIX
1S4	22,679,200.00	5.75	12/05 - 08/13	3.46		0	0	Interp			105.05	0	1-Nov-05	FIX
1S5	22,679,200.00	6	12/05 - 08/13	3.46		0	0	Interp			109.62	0	1-Nov-05	FIX
1L1	21,604,000.00	5.5	08/13 - 09/35	11.83		0	0	Interp			95.72	0	1-Nov-05	FIX
1N2	22,500,000.00	5.5	12/10 - 05/18	8.81		0	0	Interp			99.69	0	1-Nov-05	FIX
1S6	11,372,800.00	5	12/05 - 05/15	3.54		0	0	Interp			45.81	0	1-Nov-05	FIX
1S7	11,372,800.00	5.25	12/05 - 05/15	3.54		0	0	Interp			48.1	0	1-Nov-05	FIX
1S8	11,372,800.00	5.5	12/05 - 05/15	3.54		0	0	Interp			50.39	0	1-Nov-05	FIX
1S9	11,372,800.00	5.75	12/05 - 05/15	3.54		0	0	Interp			52.68	0	1-Nov-05	FIX
1S10	11,372,800.00	6	12/05 - 05/15	3.54		0	0	Interp			54.97	0	1-Nov-05	FIX
1L2	6,886,000.00	5.5	05/15 - 09/35	15.46		0	0	Interp			30.51	0	1-Nov-05	FIX
1S11	10,569,600.00	5	12/05 - 11/12	3.21		0	0	Interp			42.57	0	1-Nov-05	FIX
1S12	10,569,600.00	5.25	12/05 - 11/12	3.21		0	0	Interp			44.7	0	1-Nov-05	FIX
1S13	10,569,600.00	5.5	12/05 - 11/12	3.21		0	0	Interp			46.83	0	1-Nov-05	FIX
1S14	10,569,600.00	5.75	12/05 - 11/12	3.21		0	0	Interp			48.96	0	1-Nov-05	FIX
1S15	10,569,600.00	6	12/05 - 11/12	3.21		0	0	Interp			51.09	0	1-Nov-05	FIX
1L3	10,902,000.00	5.5	11/12 - 09/35	12.67		0	0	Interp			48.3	0	1-Nov-05	FIX
1B1	12,061,855.70	5.5	12/05 - 09/35	10.29	7.32	5.693	124	Interp	98-22.00	8751.16	53.44	11.957	1-Nov-05	FIX

Treasury							Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	1YR	2YR	3YR	5YR	10YR	30YR
Yld	4.163	4.250	4.272	4.311	4.444	4.657	4.572	4.677	4.711	4.789	4.932	5.160

CMSI05-8G1BBG - Dec - 1PT1

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	99	97	94	92	90
25-Nov-07	97	92	81	75	70
25-Nov-08	96	85	65	56	48
25-Nov-09	94	78	52	41	32
25-Nov-10	93	72	41	30	21
25-Nov-11	91	66	33	22	14
25-Nov-12	89	61	26	16	9
25-Nov-13	87	56	21	12	6
25-Nov-14	85	52	17	9	4
25-Nov-15	83	47	13	6	3
25-Nov-16	81	43	11	5	2
25-Nov-17	79	39	8	3	1
25-Nov-18	76	36	7	3	1
25-Nov-19	73	32	5	2	1
25-Nov-20	70	29	4	1 *	
25-Nov-21	67	26	3	1 *	
25-Nov-22	64	24	3	1 *	
25-Nov-23	61	21	2	1 *	
25-Nov-24	57	19	2 *	*	
25-Nov-25	53	16	1 *	*	
25-Nov-26	49	14	1 *	*	
25-Nov-27	45	12	1 *	*	
25-Nov-28	40	10 *	*	*	
25-Nov-29	35	8 *	*	*	
25-Nov-30	30	7 *	*	*	
25-Nov-31	24	5 *	*	*	
25-Nov-32	19	4 *	*	*	
25-Nov-33	12	2 *	*	*	
25-Nov-34	6	1 *	*	*	
25-Nov-35	0	0	0	0	0
WAL	19.1	11.09	5.42	4.28	3.55
Principal Wir	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	89	87
25-Nov-07	97	89	74	67	60
25-Nov-08	95	80	53	42	31
25-Nov-09	93	71	36	22	10
25-Nov-10	91	63	22	7	0
25-Nov-11	88	56	12	0	0
25-Nov-12	86	49	4	0	0
25-Nov-13	84	43	0	0	0
25-Nov-14	81	38	0	0	0
25-Nov-15	79	33	0	0	0
25-Nov-16	76	29	0	0	0
25-Nov-17	73	25	0	0	0
25-Nov-18	70	21	0	0	0
25-Nov-19	67	17	0	0	0
25-Nov-20	64	13	0	0	0
25-Nov-21	60	10	0	0	0
25-Nov-22	56	7	0	0	0
25-Nov-23	52	4	0	0	0
25-Nov-24	48	1	0	0	0
25-Nov-25	43	0	0	0	0
25-Nov-26	39	0	0	0	0
25-Nov-27	33	0	0	0	0
25-Nov-28	28	0	0	0	0
25-Nov-29	22	0	0	0	0
25-Nov-30	16	0	0	0	0
25-Nov-31	10	0	0	0	0
25-Nov-32	3	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.04	7.99	3.46	2.8	2.4
Principal Wir	Dec05-Apr33	Dec05-Jun25	Dec05-Aug13	Dec05-Aug11	Dec05-Jul10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S2

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	89	87
25-Nov-07	97	89	74	67	60
25-Nov-08	95	80	53	42	31
25-Nov-09	93	71	36	22	10
25-Nov-10	91	63	22	7	0
25-Nov-11	88	56	12	0	0
25-Nov-12	86	49	4	0	0
25-Nov-13	84	43	0	0	0
25-Nov-14	81	38	0	0	0
25-Nov-15	79	33	0	0	0
25-Nov-16	76	29	0	0	0
25-Nov-17	73	25	0	0	0
25-Nov-18	70	21	0	0	0
25-Nov-19	67	17	0	0	0
25-Nov-20	64	13	0	0	0
25-Nov-21	60	10	0	0	0
25-Nov-22	56	7	0	0	0
25-Nov-23	52	4	0	0	0
25-Nov-24	48	1	0	0	0
25-Nov-25	43	0	0	0	0
25-Nov-26	39	0	0	0	0
25-Nov-27	33	0	0	0	0
25-Nov-28	28	0	0	0	0
25-Nov-29	22	0	0	0	0
25-Nov-30	16	0	0	0	0
25-Nov-31	10	0	0	0	0
25-Nov-32	3	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.04	7.99	3.46	2.8	2.4
Principal Win	Dec05-Apr33	Dec05-Jun25	Dec05-Aug13	Dec05-Aug11	Dec05-Jul10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security *should be made by you based solely upon the information contained in the* final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S3

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	89	87
25-Nov-07	97	89	74	67	60
25-Nov-08	95	80	53	42	31
25-Nov-09	93	71	36	22	10
25-Nov-10	91	63	22	7	0
25-Nov-11	88	56	12	0	0
25-Nov-12	86	49	4	0	0
25-Nov-13	84	43	0	0	0
25-Nov-14	81	38	0	0	0
25-Nov-15	79	33	0	0	0
25-Nov-16	76	29	0	0	0
25-Nov-17	73	25	0	0	0
25-Nov-18	70	21	0	0	0
25-Nov-19	67	17	0	0	0
25-Nov-20	64	13	0	0	0
25-Nov-21	60	10	0	0	0
25-Nov-22	56	7	0	0	0
25-Nov-23	52	4	0	0	0
25-Nov-24	48	1	0	0	0
25-Nov-25	43	0	0	0	0
25-Nov-26	39	0	0	0	0
25-Nov-27	33	0	0	0	0
25-Nov-28	28	0	0	0	0
25-Nov-29	22	0	0	0	0
25-Nov-30	16	0	0	0	0
25-Nov-31	10	0	0	0	0
25-Nov-32	3	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.04	7.99	3.46	2.8	2.4
Principal Wir	Dec05-Apr33	Dec05-Jun25	Dec05-Aug13	Dec05-Aug11	Dec05-Jul10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S4

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	89	87
25-Nov-07	97	89	74	67	60
25-Nov-08	95	80	53	42	31
25-Nov-09	93	71	36	22	10
25-Nov-10	91	63	22	7	0
25-Nov-11	88	56	12	0	0
25-Nov-12	86	49	4	0	0
25-Nov-13	84	43	0	0	0
25-Nov-14	81	38	0	0	0
25-Nov-15	79	33	0	0	0
25-Nov-16	76	29	0	0	0
25-Nov-17	73	25	0	0	0
25-Nov-18	70	21	0	0	0
25-Nov-19	67	17	0	0	0
25-Nov-20	64	13	0	0	0
25-Nov-21	60	10	0	0	0
25-Nov-22	56	7	0	0	0
25-Nov-23	52	4	0	0	0
25-Nov-24	48	1	0	0	0
25-Nov-25	43	0	0	0	0
25-Nov-26	39	0	0	0	0
25-Nov-27	33	0	0	0	0
25-Nov-28	28	0	0	0	0
25-Nov-29	22	0	0	0	0
25-Nov-30	16	0	0	0	0
25-Nov-31	10	0	0	0	0
25-Nov-32	3	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.04	7.99	3.46	2.8	2.4
Principal Wir	Dec05-Apr33	Dec05-Jun25	Dec05-Aug13	Dec05-Aug11	Dec05-Jul10
Prepay	*0 PSA*	*100 PSA*	*300 PSA*	*400 PSA*	*500 PSA*

This information is being provided in response to your specific request for information. The information has been prepared *and furnished to you solely* by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security *should be made by you based solely upon the information* contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S5

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	89	87
25-Nov-07	97	89	74	67	60
25-Nov-08	95	80	53	42	31
25-Nov-09	93	71	36	22	10
25-Nov-10	91	63	22	7	0
25-Nov-11	88	56	12	0	0
25-Nov-12	86	49	4	0	0
25-Nov-13	84	43	0	0	0
25-Nov-14	81	38	0	0	0
25-Nov-15	79	33	0	0	0
25-Nov-16	76	29	0	0	0
25-Nov-17	73	25	0	0	0
25-Nov-18	70	21	0	0	0
25-Nov-19	67	17	0	0	0
25-Nov-20	64	13	0	0	0
25-Nov-21	60	10	0	0	0
25-Nov-22	56	7	0	0	0
25-Nov-23	52	4	0	0	0
25-Nov-24	48	1	0	0	0
25-Nov-25	43	0	0	0	0
25-Nov-26	39	0	0	0	0
25-Nov-27	33	0	0	0	0
25-Nov-28	28	0	0	0	0
25-Nov-29	22	0	0	0	0
25-Nov-30	16	0	0	0	0
25-Nov-31	10	0	0	0	0
25-Nov-32	3	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.04	7.99	3.46	2.8	2.4
Principal Wir	Dec05-Apr33	Dec05-Jun25	Dec05-Aug13	Dec05-Aug11	Dec05-Jul10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1L1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	100	100	100	100	100
25-Nov-10	100	100	100	100	77
25-Nov-11	100	100	100	89	35
25-Nov-12	100	100	100	54	10
25-Nov-13	100	100	92	34	0
25-Nov-14	100	100	71	22	0
25-Nov-15	100	100	57	17	0
25-Nov-16	100	100	45	12	0
25-Nov-17	100	100	36	9	0
25-Nov-18	100	100	29	7	0
25-Nov-19	100	100	23	5	0
25-Nov-20	100	100	18	4	0
25-Nov-21	100	100	14	3	0
25-Nov-22	100	100	11	2	0
25-Nov-23	100	100	8	1	0
25-Nov-24	100	100	7	1	0
25-Nov-25	100	94	5	1	0
25-Nov-26	100	82	4 *		0
25-Nov-27	100	70	3 *		0
25-Nov-28	100	59	2 *		0
25-Nov-29	100	49	1 *		0
25-Nov-30	100	39	1 *		0
25-Nov-31	100	30	1 *		0
25-Nov-32	100	21 *	*		0
25-Nov-33	76	13 *	*		0
25-Nov-34	36	6 *	*		0
25-Nov-35	0	0	0	0	0
WAL	28.67	24.17	11.83	8.15	5.79
Principal Win	Apr33-Sep35	Jun25-Sep35	Aug13-Sep35	Aug11-Sep35	Jul10-Oct13
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been *independently verified* by CSFB. CSFB *is not acting as agent* for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to *sell or solicitation of an offer to buy nor shall there be any sale of* securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1N1

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	100	100	100	100	100
25-Nov-10	100	100	100	100	100
25-Nov-11	99	98	94	92	89
25-Nov-12	99	94	86	82	77
25-Nov-13	97	90	75	68	60
25-Nov-14	96	84	63	54	40
25-Nov-15	93	77	50	40	28
25-Nov-16	91	70	40	30	19
25-Nov-17	88	64	32	22	13
25-Nov-18	85	58	25	16	9
25-Nov-19	82	53	20	12	6
25-Nov-20	79	48	16	9	4
25-Nov-21	75	43	12	6	3
25-Nov-22	72	38	10	4	2
25-Nov-23	68	34	8	3	1
25-Nov-24	64	30	6	2	1
25-Nov-25	59	26	4	2 *	
25-Nov-26	55	23	3	1 *	
25-Nov-27	50	20	3	1 *	
25-Nov-28	45	17	2	1 *	
25-Nov-29	39	14	1 *	*	
25-Nov-30	33	11	1 *	*	
25-Nov-31	27	8	1 *	*	
25-Nov-32	21	6 *	*	*	
25-Nov-33	14	4 *	*	*	
25-Nov-34	6	2 *	*	*	
25-Nov-35	0	0	0	0	0
WAL	20.9	15.64	11.04	9.95	9.04
Principal Wir	Dec10-Sep35	Dec10-Sep35	Dec10-Sep35	Dec10-Sep35	Dec10-Sep35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. *CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction.* All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S6

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	89	87
25-Nov-07	97	89	74	67	60
25-Nov-08	95	80	54	42	31
25-Nov-09	93	71	36	22	10
25-Nov-10	91	63	22	8	0
25-Nov-11	88	56	13	0	0
25-Nov-12	86	50	7	0	0
25-Nov-13	84	45	3	0	0
25-Nov-14	82	41		0	0
25-Nov-15	80	37	0	0	0
25-Nov-16	78	33	0	0	0
25-Nov-17	75	30	0	0	0
25-Nov-18	72	27	0	0	0
25-Nov-19	70	24	0	0	0
25-Nov-20	67	21	0	0	0
25-Nov-21	64	19	0	0	0
25-Nov-22	60	16	0	0	0
25-Nov-23	57	14	0	0	0
25-Nov-24	53	12	0	0	0
25-Nov-25	49	9	0	0	0
25-Nov-26	45	6	0	0	0
25-Nov-27	41	4	0	0	0
25-Nov-28	36	1	0	0	0
25-Nov-29	31	0	0	0	0
25-Nov-30	26	0	0	0	0
25-Nov-31	20	0	0	0	0
25-Nov-32	12	0	0	0	0
25-Nov-33	4	0	0	0	0
25-Nov-34	0	0	0	0	0
WAL	18.08	8.99	3.54	2.81	2.4
Principal Wir	Dec05-May34	Dec05-Jun29	Dec05-May15	Dec05-Nov11	Dec05-Aug10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S7

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	89	87
25-Nov-07	97	89	74	67	60
25-Nov-08	95	80	54	42	31
25-Nov-09	93	71	36	22	10
25-Nov-10	91	63	22	8	0
25-Nov-11	88	56	13	0	0
25-Nov-12	86	50	7	0	0
25-Nov-13	84	45	3	0	0
25-Nov-14	82	41		0	0
25-Nov-15	80	37	0	0	0
25-Nov-16	78	33	0	0	0
25-Nov-17	75	30	0	0	0
25-Nov-18	72	27	0	0	0
25-Nov-19	70	24	0	0	0
25-Nov-20	67	21	0	0	0
25-Nov-21	64	19	0	0	0
25-Nov-22	60	16	0	0	0
25-Nov-23	57	14	0	0	0
25-Nov-24	53	12	0	0	0
25-Nov-25	49	9	0	0	0
25-Nov-26	45	6	0	0	0
25-Nov-27	41	4	0	0	0
25-Nov-28	36	1	0	0	0
25-Nov-29	31	0	0	0	0
25-Nov-30	26	0	0	0	0
25-Nov-31	20	0	0	0	0
25-Nov-32	12	0	0	0	0
25-Nov-33	4	0	0	0	0
25-Nov-34	0	0	0	0	0
WAL	18.08	8.99	3.54	2.81	2.4
Principal Wir	Dec05-May34	Dec05-Jun29	Dec05-May15	Dec05-Nov11	Dec05-Aug10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided *in response to your specific request for information*. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment *decision with respect to the security should be made* by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, *solicitation or sale would be unlawful prior to registration* or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S8

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	89	87
25-Nov-07	97	89	74	67	60
25-Nov-08	95	80	54	42	31
25-Nov-09	93	71	36	22	10
25-Nov-10	91	63	22	8	0
25-Nov-11	88	56	13	0	0
25-Nov-12	86	50	7	0	0
25-Nov-13	84	45	3	0	0
25-Nov-14	82	41		0	0
25-Nov-15	80	37	0	0	0
25-Nov-16	78	33	0	0	0
25-Nov-17	75	30	0	0	0
25-Nov-18	72	27	0	0	0
25-Nov-19	70	24	0	0	0
25-Nov-20	67	21	0	0	0
25-Nov-21	64	19	0	0	0
25-Nov-22	60	16	0	0	0
25-Nov-23	57	14	0	0	0
25-Nov-24	53	12	0	0	0
25-Nov-25	49	9	0	0	0
25-Nov-26	45	6	0	0	0
25-Nov-27	41	4	0	0	0
25-Nov-28	36	1	0	0	0
25-Nov-29	31	0	0	0	0
25-Nov-30	26	0	0	0	0
25-Nov-31	20	0	0	0	0
25-Nov-32	12	0	0	0	0
25-Nov-33	4	0	0	0	0
25-Nov-34	0	0	0	0	0
WAL	18.08	8.99	3.54	2.81	2.4
Principal Wir	Dec05-May34	Dec05-Jun29	Dec05-May15	Dec05-Nov11	Dec05-Aug10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) *and not the Issuer of the Securities or any of its affiliates*. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above *referenced security will actually perform* as described in any *scenario. The above analysis alone* is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, *solicitation or sale would be unlawful prior* to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S9

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	89	87
25-Nov-07	97	89	74	67	60
25-Nov-08	95	80	54	42	31
25-Nov-09	93	71	36	22	10
25-Nov-10	91	63	22	8	0
25-Nov-11	88	56	13	0	0
25-Nov-12	86	50	7	0	0
25-Nov-13	84	45	3	0	0
25-Nov-14	82	41		0	0
25-Nov-15	80	37	0	0	0
25-Nov-16	78	33	0	0	0
25-Nov-17	75	30	0	0	0
25-Nov-18	72	27	0	0	0
25-Nov-19	70	24	0	0	0
25-Nov-20	67	21	0	0	0
25-Nov-21	64	19	0	0	0
25-Nov-22	60	16	0	0	0
25-Nov-23	57	14	0	0	0
25-Nov-24	53	12	0	0	0
25-Nov-25	49	9	0	0	0
25-Nov-26	45	6	0	0	0
25-Nov-27	41	4	0	0	0
25-Nov-28	36	1	0	0	0
25-Nov-29	31	0	0	0	0
25-Nov-30	26	0	0	0	0
25-Nov-31	20	0	0	0	0
25-Nov-32	12	0	0	0	0
25-Nov-33	4	0	0	0	0
25-Nov-34	0	0	0	0	0
WAL	18.08	8.99	3.54	2.81	2.4
Principal Wir	Dec05-May34	Dec05-Jun29	Dec05-May15	Dec05-Nov11	Dec05-Aug10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you *solely by CREDIT SUISSE FIRST BOSTON* LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above *referenced security will actually perform as described in any scenario. The above analysis alone* is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws *of such jurisdiction. The securities may* not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S10

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	89	87
25-Nov-07	97	89	74	67	60
25-Nov-08	95	80	54	42	31
25-Nov-09	93	71	36	22	10
25-Nov-10	91	63	22	8	0
25-Nov-11	88	56	13	0	0
25-Nov-12	86	50	7	0	0
25-Nov-13	84	45	3	0	0
25-Nov-14	82	41		0	0
25-Nov-15	80	37	0	0	0
25-Nov-16	78	33	0	0	0
25-Nov-17	75	30	0	0	0
25-Nov-18	72	27	0	0	0
25-Nov-19	70	24	0	0	0
25-Nov-20	67	21	0	0	0
25-Nov-21	64	19	0	0	0
25-Nov-22	60	16	0	0	0
25-Nov-23	57	14	0	0	0
25-Nov-24	53	12	0	0	0
25-Nov-25	49	9	0	0	0
25-Nov-26	45	6	0	0	0
25-Nov-27	41	4	0	0	0
25-Nov-28	36	1	0	0	0
25-Nov-29	31	0	0	0	0
25-Nov-30	26	0	0	0	0
25-Nov-31	20	0	0	0	0
25-Nov-32	12	0	0	0	0
25-Nov-33	4	0	0	0	0
25-Nov-34	0	0	0	0	0
WAL	18.08	8.99	3.54	2.81	2.4
Principal Wir	Dec05-May34	Dec05-Jun29	Dec05-May15	Dec05-Nov11	Dec05-Aug10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no *representation that the above referenced security will actually perform* as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be *sold nor may an offer to buy be accepted prior to the delivery of a* final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1L2

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	100	100	100	100	100
25-Nov-10	100	100	100	100	67
25-Nov-11	100	100	100	96	12
25-Nov-12	100	100	100	56	0
25-Nov-13	100	100	100	37	0
25-Nov-14	100	100	100	30	0
25-Nov-15	100	100	96	29	0
25-Nov-16	100	100	90	29	0
25-Nov-17	100	100	85	29	0
25-Nov-18	100	100	73	28	0
25-Nov-19	100	100	57	20	0
25-Nov-20	100	100	45	15	0
25-Nov-21	100	100	35	11	0
25-Nov-22	100	100	28	8	0
25-Nov-23	100	100	21	6	0
25-Nov-24	100	100	17	4	0
25-Nov-25	100	100	13	3	0
25-Nov-26	100	100	10	2	0
25-Nov-27	100	100	7	1	0
25-Nov-28	100	100	5	1	0
25-Nov-29	100	91	4	1	0
25-Nov-30	100	73	3 *		0
25-Nov-31	100	56	2 *		0
25-Nov-32	100	40	1 *		0
25-Nov-33	100	25	1 *		0
25-Nov-34	63	11 *	*		0
25-Nov-35	0	0	0	0	0
WAL	29.2	26.5	15.46	9.57	5.37
Principal Wir	May34-Sep35	Jun29-Sep35	May15-Sep35	Nov11-Sep35	Aug10-Apr12
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S11

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	88	86
25-Nov-07	96	88	72	65	57
25-Nov-08	94	78	50	37	26
25-Nov-09	92	69	32	16	3
25-Nov-10	90	60	17	1	0
25-Nov-11	88	53	7	0	0
25-Nov-12	85	47	0	0	0
25-Nov-13	83	41	0	0	0
25-Nov-14	81	36	0	0	0
25-Nov-15	78	32	0	0	0
25-Nov-16	76	28	0	0	0
25-Nov-17	73	25	0	0	0
25-Nov-18	70	21	0	0	0
25-Nov-19	67	18	0	0	0
25-Nov-20	64	15	0	0	0
25-Nov-21	61	13	0	0	0
25-Nov-22	57	10	0	0	0
25-Nov-23	54	8	0	0	0
25-Nov-24	50	5	0	0	0
25-Nov-25	46	2	0	0	0
25-Nov-26	41	0	0	0	0
25-Nov-27	36	0	0	0	0
25-Nov-28	31	0	0	0	0
25-Nov-29	26	0	0	0	0
25-Nov-30	20	0	0	0	0
25-Nov-31	14	0	0	0	0
25-Nov-32	6	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.32	7.99	3.21	2.61	2.25
Principal Wir	Dec05-Jul33	Dec05-Sep26	Dec05-Nov12	Dec05-Dec10	Dec05-Feb10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S12

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	88	86
25-Nov-07	96	88	72	65	57
25-Nov-08	94	78	50	37	26
25-Nov-09	92	69	32	16	3
25-Nov-10	90	60	17	1	0
25-Nov-11	88	53	7	0	0
25-Nov-12	85	47	0	0	0
25-Nov-13	83	41	0	0	0
25-Nov-14	81	36	0	0	0
25-Nov-15	78	32	0	0	0
25-Nov-16	76	28	0	0	0
25-Nov-17	73	25	0	0	0
25-Nov-18	70	21	0	0	0
25-Nov-19	67	18	0	0	0
25-Nov-20	64	15	0	0	0
25-Nov-21	61	13	0	0	0
25-Nov-22	57	10	0	0	0
25-Nov-23	54	8	0	0	0
25-Nov-24	50	5	0	0	0
25-Nov-25	46	2	0	0	0
25-Nov-26	41	0	0	0	0
25-Nov-27	36	0	0	0	0
25-Nov-28	31	0	0	0	0
25-Nov-29	26	0	0	0	0
25-Nov-30	20	0	0	0	0
25-Nov-31	14	0	0	0	0
25-Nov-32	6	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.32	7.99	3.21	2.61	2.25
Principal Wir	Dec05-Jul33	Dec05-Sep26	Dec05-Nov12	Dec05-Dec10	Dec05-Feb10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00021

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. *The above analysis alone is not intended to be a prospectus and any investment* decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S13

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	88	86
25-Nov-07	96	88	72	65	57
25-Nov-08	94	78	50	37	26
25-Nov-09	92	69	32	16	3
25-Nov-10	90	60	17	1	0
25-Nov-11	88	53	7	0	0
25-Nov-12	85	47	0	0	0
25-Nov-13	83	41	0	0	0
25-Nov-14	81	36	0	0	0
25-Nov-15	78	32	0	0	0
25-Nov-16	76	28	0	0	0
25-Nov-17	73	25	0	0	0
25-Nov-18	70	21	0	0	0
25-Nov-19	67	18	0	0	0
25-Nov-20	64	15	0	0	0
25-Nov-21	61	13	0	0	0
25-Nov-22	57	10	0	0	0
25-Nov-23	54	8	0	0	0
25-Nov-24	50	5	0	0	0
25-Nov-25	46	2	0	0	0
25-Nov-26	41	0	0	0	0
25-Nov-27	36	0	0	0	0
25-Nov-28	31	0	0	0	0
25-Nov-29	26	0	0	0	0
25-Nov-30	20	0	0	0	0
25-Nov-31	14	0	0	0	0
25-Nov-32	6	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.32	7.99	3.21	2.61	2.25
Principal Wir	Dec05-Jul33	Dec05-Sep26	Dec05-Nov12	Dec05-Dec10	Dec05-Feb10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00022

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by *CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not* the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based *solely upon the information contained in the* final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S14

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	88	86
25-Nov-07	96	88	72	65	57
25-Nov-08	94	78	50	37	26
25-Nov-09	92	69	32	16	3
25-Nov-10	90	60	17	1	0
25-Nov-11	88	53	7	0	0
25-Nov-12	85	47	0	0	0
25-Nov-13	83	41	0	0	0
25-Nov-14	81	36	0	0	0
25-Nov-15	78	32	0	0	0
25-Nov-16	76	28	0	0	0
25-Nov-17	73	25	0	0	0
25-Nov-18	70	21	0	0	0
25-Nov-19	67	18	0	0	0
25-Nov-20	64	15	0	0	0
25-Nov-21	61	13	0	0	0
25-Nov-22	57	10	0	0	0
25-Nov-23	54	8	0	0	0
25-Nov-24	50	5	0	0	0
25-Nov-25	46	2	0	0	0
25-Nov-26	41	0	0	0	0
25-Nov-27	36	0	0	0	0
25-Nov-28	31	0	0	0	0
25-Nov-29	26	0	0	0	0
25-Nov-30	20	0	0	0	0
25-Nov-31	14	0	0	0	0
25-Nov-32	6	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.32	7.99	3.21	2.61	2.25
Principal Wir	Dec05-Jul33	Dec05-Sep26	Dec05-Nov12	Dec05-Dec10	Dec05-Feb10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1S15

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	88	86
25-Nov-07	96	88	72	65	57
25-Nov-08	94	78	50	37	26
25-Nov-09	92	69	32	16	3
25-Nov-10	90	60	17	1	0
25-Nov-11	88	53	7	0	0
25-Nov-12	85	47	0	0	0
25-Nov-13	83	41	0	0	0
25-Nov-14	81	36	0	0	0
25-Nov-15	78	32	0	0	0
25-Nov-16	76	28	0	0	0
25-Nov-17	73	25	0	0	0
25-Nov-18	70	21	0	0	0
25-Nov-19	67	18	0	0	0
25-Nov-20	64	15	0	0	0
25-Nov-21	61	13	0	0	0
25-Nov-22	57	10	0	0	0
25-Nov-23	54	8	0	0	0
25-Nov-24	50	5	0	0	0
25-Nov-25	46	2	0	0	0
25-Nov-26	41	0	0	0	0
25-Nov-27	36	0	0	0	0
25-Nov-28	31	0	0	0	0
25-Nov-29	26	0	0	0	0
25-Nov-30	20	0	0	0	0
25-Nov-31	14	0	0	0	0
25-Nov-32	6	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.32	7.99	3.21	2.61	2.25
Principal Win	Dec05-Jul33	Dec05-Sep26	Dec05-Nov12	Dec05-Dec10	Dec05-Feb10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone *is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the* final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1L3

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	100	100	100	100	100
25-Nov-10	100	100	100	100	42
25-Nov-11	100	100	100	61	8
25-Nov-12	100	100	98	35	0
25-Nov-13	100	100	77	23	0
25-Nov-14	100	100	66	19	0
25-Nov-15	100	100	61	18	0
25-Nov-16	100	100	57	18	0
25-Nov-17	100	100	54	18	0
25-Nov-18	100	100	46	18	0
25-Nov-19	100	100	36	13	0
25-Nov-20	100	100	29	9	0
25-Nov-21	100	100	22	7	0
25-Nov-22	100	100	17	5	0
25-Nov-23	100	100	14	4	0
25-Nov-24	100	100	10	3	0
25-Nov-25	100	100	8	2	0
25-Nov-26	100	97	6	1	0
25-Nov-27	100	83	5	1	0
25-Nov-28	100	70	3	1	0
25-Nov-29	100	58	2 *		0
25-Nov-30	100	46	2 *		0
25-Nov-31	100	35	1 *		0
25-Nov-32	100	25	1 *		0
25-Nov-33	85	16 *	*		0
25-Nov-34	40	7 *	*		0
25-Nov-35	0	0	0	0	0
WAL	28.8	24.9	12.67	8.07	5.03
Principal Win	Jul33-Sep35	Sep26-Sep35	Nov12-Sep35	Dec10-Sep35	Feb10-Apr12
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its *affiliates in connection with the* proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the *final prospectus. Under no circumstances shall the information presented constitute an offer* to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1N2

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	100	100	100	100	100
25-Nov-10	100	100	100	100	100
25-Nov-11	99	97	91	88	86
25-Nov-12	98	92	79	73	61
25-Nov-13	96	86	64	56	40
25-Nov-14	94	77	47	39	27
25-Nov-15	90	67	30	25	18
25-Nov-16	87	58	15	14	13
25-Nov-17	83	50	4	5	9
25-Nov-18	79	41	0	0	6
25-Nov-19	75	34	0	0	4
25-Nov-20	70	27	0	0	3
25-Nov-21	65	20	0	0	2
25-Nov-22	60	14	0	0	1
25-Nov-23	55	8	0	0	1
25-Nov-24	49	2	0	0	1
25-Nov-25	43	0	0	0	
25-Nov-26	37	0	0	0	
25-Nov-27	30	0	0	0	
25-Nov-28	23	0	0	0	
25-Nov-29	15	0	0	0	
25-Nov-30	7	0	0	0	
25-Nov-31	0	0	0	0	
25-Nov-32	0	0	0	0	
25-Nov-33	0	0	0	0	
25-Nov-34	0	0	0	0	
25-Nov-35	0	0	0	0	0
WAL	18.09	12.24	8.81	8.49	8.23
Principal Wir	Dec10-Sep31	Dec10-Apr25	Dec10-May18	Dec10-Oct18	Dec10-Sep35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - 1B1

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	99	99	99	99	99
25-Nov-07	97	97	97	97	97
25-Nov-08	96	96	96	96	96
25-Nov-09	94	94	94	94	94
25-Nov-10	93	93	93	93	93
25-Nov-11	91	89	86	84	82
25-Nov-12	89	86	78	74	70
25-Nov-13	87	81	68	61	55
25-Nov-14	85	75	56	48	41
25-Nov-15	83	69	45	36	28
25-Nov-16	81	63	36	26	19
25-Nov-17	79	57	29	19	13
25-Nov-18	76	52	23	14	9
25-Nov-19	73	47	18	10	6
25-Nov-20	70	43	14	8	4
25-Nov-21	67	38	11	6	3
25-Nov-22	64	34	9	4	2
25-Nov-23	61	31	7	3	1
25-Nov-24	57	27	5	2	1
25-Nov-25	53	24	4	1 *	
25-Nov-26	49	20	3	1 *	
25-Nov-27	45	18	2	1 *	
25-Nov-28	40	15	2 *	*	
25-Nov-29	35	12	1 *	*	
25-Nov-30	30	10	1 *	*	
25-Nov-31	24	7	1 *	*	
25-Nov-32	19	5 *	*	*	
25-Nov-33	12	3 *	*	*	
25-Nov-34	6	1 *	*	*	
25-Nov-35	0	0	0	0	0
WAL	19.1	14.4	10.29	9.31	8.63
Principal Wir	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00027

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. *The preliminary description of the underlying assets has not been independently verified by CSFB.* CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G1BBG - Dec - COLLAT

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	99	97	94	92	90
25-Nov-07	97	92	81	76	71
25-Nov-08	96	85	66	57	49
25-Nov-09	94	79	53	43	34
25-Nov-10	93	73	43	32	23
25-Nov-11	91	67	34	24	16
25-Nov-12	89	62	28	18	11
25-Nov-13	87	57	22	13	8
25-Nov-14	85	52	18	10	5
25-Nov-15	83	48	14	7	4
25-Nov-16	81	44	11	5	2
25-Nov-17	79	40	9	4	2
25-Nov-18	76	36	7	3	1
25-Nov-19	73	33	6	2	1
25-Nov-20	70	30	4	2 *	
25-Nov-21	67	27	3	1 *	
25-Nov-22	64	24	3	1 *	
25-Nov-23	61	21	2	1 *	
25-Nov-24	57	19	2 *	*	
25-Nov-25	53	16	1 *	*	
25-Nov-26	49	14	1 *	*	
25-Nov-27	45	12	1 *	*	
25-Nov-28	40	10	1 *	*	
25-Nov-29	35	8 *	*	*	
25-Nov-30	30	7 *	*	*	
25-Nov-31	24	5 *	*	*	
25-Nov-32	19	4 *	*	*	
25-Nov-33	12	2 *	*	*	
25-Nov-34	6	1 *	*	*	
25-Nov-35	0	0	0	0	0
WAL	19.1	11.18	5.57	4.43	3.7
Principal Wir	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

```
-------------------------------------------------
$          VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
-------------------------------------------------
$             DEAL: CMSI05-8G1BBG
$          PRICING: 300 PSA
$       SETTLEMENT: 20051130
-----------------------------------------
-----------------------------------------
$                  BLOCK: 1
!{          TRANCHE NAME: 1PT1 }
$        ORIGINAL_AMOUNT: 90000000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                  BLOCK: 2
!{          TRANCHE NAME: 1N1 }
$        ORIGINAL_AMOUNT: 15000000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                  BLOCK: 3
!{          TRANCHE NAME: 1S1 }
$        ORIGINAL_AMOUNT: 22679200.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                  BLOCK: 4
!{          TRANCHE NAME: 1S2 }
$        ORIGINAL_AMOUNT: 22679200.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.25
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                  BLOCK: 5
```

```
!{        TRANCHE NAME: 1S3 }
$      ORIGINAL_AMOUNT: 22679200.00
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 5.5
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 24
$           DATED_DATE: 20051101
$   FIRST_PAYMENT_DATE: 20051225
$    NEXT_PAYMENT_DATE: 20051225
$       ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                BLOCK: 6
!{        TRANCHE NAME: 1S4 }
$      ORIGINAL_AMOUNT: 22679200.00
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 5.75
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 24
$           DATED_DATE: 20051101
$   FIRST_PAYMENT_DATE: 20051225
$    NEXT_PAYMENT_DATE: 20051225
$       ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                BLOCK: 7
!{        TRANCHE NAME: 1S5 }
$      ORIGINAL_AMOUNT: 22679200.00
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 6
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 24
$           DATED_DATE: 20051101
$   FIRST_PAYMENT_DATE: 20051225
$    NEXT_PAYMENT_DATE: 20051225
$       ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                BLOCK: 8
!{        TRANCHE NAME: 1L1 }
$      ORIGINAL_AMOUNT: 21604000.00
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 5.5
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 24
$           DATED_DATE: 20051101
$   FIRST_PAYMENT_DATE: 20051225
$    NEXT_PAYMENT_DATE: 20051225
$       ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                BLOCK: 9
!{        TRANCHE NAME: 1N2 }
$      ORIGINAL_AMOUNT: 22500000.00
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 5.5
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 24
$           DATED_DATE: 20051101
$   FIRST_PAYMENT_DATE: 20051225
$    NEXT_PAYMENT_DATE: 20051225
```

```
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                  BLOCK: 10
!{          TRANCHE NAME: 1S6 }
$        ORIGINAL_AMOUNT: 11372800.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                  BLOCK: 11
!{          TRANCHE NAME: 1S7 }
$        ORIGINAL_AMOUNT: 11372800.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.25
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                  BLOCK: 12
!{          TRANCHE NAME: 1S8 }
$        ORIGINAL_AMOUNT: 11372800.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                  BLOCK: 13
!{          TRANCHE NAME: 1S9 }
$        ORIGINAL_AMOUNT: 11372800.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.75
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                  BLOCK: 14
!{          TRANCHE NAME: 1S10 }
$        ORIGINAL_AMOUNT: 11372800.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 6
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
```

```
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                 BLOCK: 15
!{         TRANCHE NAME: 1L2 }
$       ORIGINAL_AMOUNT: 6886000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                 BLOCK: 16
!{         TRANCHE NAME: 1S11 }
$       ORIGINAL_AMOUNT: 10569600.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                 BLOCK: 17
!{         TRANCHE NAME: 1S12 }
$       ORIGINAL_AMOUNT: 10569600.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.25
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                 BLOCK: 18
!{         TRANCHE NAME: 1S13 }
$       ORIGINAL_AMOUNT: 10569600.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                 BLOCK: 19
!{         TRANCHE NAME: 1S14 }
$       ORIGINAL_AMOUNT: 10569600.00
$        CURRENT_FACTOR: 1.000000000
```

```
$        CURRENT_COUPON: 5.75
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                 BLOCK: 20
!{         TRANCHE NAME: 1S15 }
$       ORIGINAL_AMOUNT: 10569600.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 6
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                 BLOCK: 21
!{         TRANCHE NAME: 1L3 }
$       ORIGINAL_AMOUNT: 10902000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                 BLOCK: 22
!{         TRANCHE NAME: 1B1 }
$       ORIGINAL_AMOUNT: 12061855.70
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
--------------------------------------------------
--------------------------------------------------
$               TRANCHE: 1
$                  NAME: 1PT1
$                 CSORT: 1
$                  TYPE:
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$               TRANCHE: 2
$                  NAME: 1N1
$                 CSORT: 2
$                  TYPE: NAS
```

```
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$              TRANCHE: 3
$                 NAME: 1S1
$                CSORT: 3
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$              TRANCHE: 4
$                 NAME: 1S2
$                CSORT: 4
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$              TRANCHE: 5
$                 NAME: 1S3
$                CSORT: 5
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$              TRANCHE: 6
$                 NAME: 1S4
$                CSORT: 6
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$              TRANCHE: 7
$                 NAME: 1S5
$                CSORT: 7
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$              TRANCHE: 8
$                 NAME: 1L1
$                CSORT: 8
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 8 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$              TRANCHE: 9
$                 NAME: 1N2
$                CSORT: 9
$                 TYPE: NAS
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 9 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$              TRANCHE: 10
$                 NAME: 1S6
$                CSORT: 10
$                 TYPE:
$         RECORD_DELAY: 24
```

```
$    COMPOSITION: BLOCK: 10 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 11
$                 NAME: 1S7
$                CSORT: 11
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 11 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 12
$                 NAME: 1S8
$                CSORT: 12
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 12 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 13
$                 NAME: 1S9
$                CSORT: 13
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 13 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 14
$                 NAME: 1S10
$                CSORT: 14
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 14 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 15
$                 NAME: 1L2
$                CSORT: 15
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 15 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 16
$                 NAME: 1S11
$                CSORT: 16
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 16 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 17
$                 NAME: 1S12
$                CSORT: 17
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 17 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 18
$                 NAME: 1S13
$                CSORT: 18
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 18 PRIN: 100.000000000 INT: 100.000000000
```

```
-----------------------------------------------
$                TRANCHE: 19
$                   NAME: 1S14
$                  CSORT: 19
$                   TYPE:
$           RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 19 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
$                TRANCHE: 20
$                   NAME: 1S15
$                  CSORT: 20
$                   TYPE:
$           RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 20 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
$                TRANCHE: 21
$                   NAME: 1L3
$                  CSORT: 21
$                   TYPE:
$           RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 21 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
$                TRANCHE: 22
$                   NAME: 1B1
$                  CSORT: 22
$                   TYPE: SUB
$           RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 22 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
-----------------------------------------------
$      END_TRANCHES:
-----------------------------------------------
-----------------------------------------------
     END OF BOND FILE
***************************************************
$         VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
-----------------------------------------------
$     AGENCY_LIST:      Type   Factor Date    P/Y Delay     BV Delay
                   WHOLE 20051101 55 54
-----------------------------------------------
$      ASSUMED_POOLS:
-----------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC
FIXED----PAYMENT BLN AGE
-----------------------------------------------------------------------------
 L          1 WHOLE     LPM  5.500000000  402061855.70  402061855.70
5.900000000             WAM=358 358 2
```

CREDIT SUISSE | FIRST BOSTON

CMSI 05-8

Group 2

Pay rules

1. Pay the NAS Priority Amount sequentially to the 2N1 and 2N2 until retired
2. Pay pro-rata to the 2S1-2S5 until retired
3. Concurrently:
 a. 50% sequentially to the 2V1 and 2Z1 until retired
 b. 50% to the 2L1 until retired
4. Pay sequentially to the 2N1 and 2N2 until retired

Notes

Pxing Speed = 300 psa

Nas Priority
NAS bonds = 1N1 12 mo lockout of all prin
NAS Priority = (2N1 Bal + 2N2 Bal + 31,590,000)/Total Non-Po Balance
Receives only the shift % of prepayments (scheduled PDA multiplied by the priority fraction above

Settlement = 11/30/05

Deal Summary Report

CMSI05-8G2BBG

		Assumptions			Collateral					
Settlement	30-Nov-05	Prepay		300 PSA	Balance	WAC	WAM	Age	WAL	Dur
1st Pay Date	25-Dec-05	Default		0 CDR	$402,061,855.70	5.9	358	2	5.57	4.3
		Recovery	0	months						
		Severity		0%						

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
2N1	31,706,000.00	5.5	12/06 - 11/13	5.96	4.9	5.522	105	Interp	99-26.83	15575.32	140.48	31.795	1-Nov-05	FIX
2N2	38,494,000.00	5.5	11/13 - 08/17	9.7	7.26	5.972	140	Interp	96-22.24	27144.17	170.55	37.392	1-Nov-05	FIX
2S1	51,689,600.00	5	12/05 - 06/12	3.08		0	0	Interp			208.19	0	1-Nov-05	FIX
2S2	51,689,600.00	5.25	12/05 - 06/12	3.08		0	0	Interp			218.6	0	1-Nov-05	FIX
2S3	51,689,600.00	5.5	12/05 - 06/12	3.08		0	0	Interp			229.01	0	1-Nov-05	FIX
2S4	51,689,600.00	5.75	12/05 - 06/12	3.08		0	0	Interp			239.42	0	1-Nov-05	FIX
2S5	51,689,600.00	6	12/05 - 06/12	3.08		0	0	Interp			249.83	0	1-Nov-05	FIX
2V1	18,768,000.00	5.5	12/05 - 10/14	6.38		0	0	Interp			83.15	0	1-Nov-05	FIX
2Z1	11,908,000.00	5.5	10/14 - 09/35	15.22		0	0	Interp			52.76	0	1-Nov-05	FIX
2L1	30,676,000.00	5.5	06/12 - 09/35	12.34		0	0	Interp			135.91	0	1-Nov-05	FIX
2B1	12,061,855.70	5.5	12/05 - 09/35	10.29	7.3	5.782	120	Interp	98-01.50	8670.05	53.44	11.88	1-Nov-05	FIX

Treasury							Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	1YR	2YR	3YR	5YR	10YR	30YR
Yld	4.213	4.365	4.396	4.445	4.575	4.785	4.674	4.783	4.837	4.921	5.069	5.291

CMSI05-8G2BBG - Dec - 2S1

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	98	95	90	88	85
25-Nov-07	97	88	71	63	55
25-Nov-08	95	78	48	35	22
25-Nov-09	93	69	29	13	0
25-Nov-10	92	60	14	0	0
25-Nov-11	90	53	4	0	0
25-Nov-12	88	47	0	0	0
25-Nov-13	86	41	0	0	0
25-Nov-14	83	36	0	0	0
25-Nov-15	81	32	0	0	0
25-Nov-16	78	29	0	0	0
25-Nov-17	76	25	0	0	0
25-Nov-18	73	22	0	0	0
25-Nov-19	70	19	0	0	0
25-Nov-20	67	16	0	0	0
25-Nov-21	63	13	0	0	0
25-Nov-22	60	10	0	0	0
25-Nov-23	56	8	0	0	0
25-Nov-24	52	4	0	0	0
25-Nov-25	47	1	0	0	0
25-Nov-26	43	0	0	0	0
25-Nov-27	38	0	0	0	0
25-Nov-28	33	0	0	0	0
25-Nov-29	27	0	0	0	0
25-Nov-30	21	0	0	0	0
25-Nov-31	13	0	0	0	0
25-Nov-32	4	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.75	7.99	3.08	2.5	2.16
Principal Wir	Dec05-May33	Dec05-Feb26	Dec05-Jun12	Dec05-Sep10	Dec05-Nov09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G2BBG - Dec - 2S2

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	98	95	90	88	85
25-Nov-07	97	88	71	63	55
25-Nov-08	95	78	48	35	22
25-Nov-09	93	69	29	13	0
25-Nov-10	92	60	14	0	0
25-Nov-11	90	53	4	0	0
25-Nov-12	88	47	0	0	0
25-Nov-13	86	41	0	0	0
25-Nov-14	83	36	0	0	0
25-Nov-15	81	32	0	0	0
25-Nov-16	78	29	0	0	0
25-Nov-17	76	25	0	0	0
25-Nov-18	73	22	0	0	0
25-Nov-19	70	19	0	0	0
25-Nov-20	67	16	0	0	0
25-Nov-21	63	13	0	0	0
25-Nov-22	60	10	0	0	0
25-Nov-23	56	8	0	0	0
25-Nov-24	52	4	0	0	0
25-Nov-25	47	1	0	0	0
25-Nov-26	43	0	0	0	0
25-Nov-27	38	0	0	0	0
25-Nov-28	33	0	0	0	0
25-Nov-29	27	0	0	0	0
25-Nov-30	21	0	0	0	0
25-Nov-31	13	0	0	0	0
25-Nov-32	4	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.75	7.99	3.08	2.5	2.16
Principal Wir	Dec05-May33	Dec05-Feb26	Dec05-Jun12	Dec05-Sep10	Dec05-Nov09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G2BBG - Dec - 2S3

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	95	90	88	85
25-Nov-07	97	88	71	63	55
25-Nov-08	95	78	48	35	22
25-Nov-09	93	69	29	13	0
25-Nov-10	92	60	14	0	0
25-Nov-11	90	53	4	0	0
25-Nov-12	88	47	0	0	0
25-Nov-13	86	41	0	0	0
25-Nov-14	83	36	0	0	0
25-Nov-15	81	32	0	0	0
25-Nov-16	78	29	0	0	0
25-Nov-17	76	25	0	0	0
25-Nov-18	73	22	0	0	0
25-Nov-19	70	19	0	0	0
25-Nov-20	67	16	0	0	0
25-Nov-21	63	13	0	0	0
25-Nov-22	60	10	0	0	0
25-Nov-23	56	8	0	0	0
25-Nov-24	52	4	0	0	0
25-Nov-25	47	1	0	0	0
25-Nov-26	43	0	0	0	0
25-Nov-27	38	0	0	0	0
25-Nov-28	33	0	0	0	0
25-Nov-29	27	0	0	0	0
25-Nov-30	21	0	0	0	0
25-Nov-31	13	0	0	0	0
25-Nov-32	4	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.75	7.99	3.08	2.5	2.16
Principal Win	Dec05-May33	Dec05-Feb26	Dec05-Jun12	Dec05-Sep10	Dec05-Nov09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) *and not the* Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets *has not been independently verified* by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision *with respect to the security should be made* by you based solely upon the information contained in the *final prospectus*. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold *nor may an offer to buy be accepted prior* to the delivery of a final prospectus relating to the securities.

CMSI05-8G2BBG - Dec - 2S4

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	95	90	88	85
25-Nov-07	97	88	71	63	55
25-Nov-08	95	78	48	35	22
25-Nov-09	93	69	29	13	0
25-Nov-10	92	60	14	0	0
25-Nov-11	90	53	4	0	0
25-Nov-12	88	47	0	0	0
25-Nov-13	86	41	0	0	0
25-Nov-14	83	36	0	0	0
25-Nov-15	81	32	0	0	0
25-Nov-16	78	29	0	0	0
25-Nov-17	76	25	0	0	0
25-Nov-18	73	22	0	0	0
25-Nov-19	70	19	0	0	0
25-Nov-20	67	16	0	0	0
25-Nov-21	63	13	0	0	0
25-Nov-22	60	10	0	0	0
25-Nov-23	56	8	0	0	0
25-Nov-24	52	4	0	0	0
25-Nov-25	47	1	0	0	0
25-Nov-26	43	0	0	0	0
25-Nov-27	38	0	0	0	0
25-Nov-28	33	0	0	0	0
25-Nov-29	27	0	0	0	0
25-Nov-30	21	0	0	0	0
25-Nov-31	13	0	0	0	0
25-Nov-32	4	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.75	7.99	3.08	2.5	2.16
Principal Wir	Dec05-May33	Dec05-Feb26	Dec05-Jun12	Dec05-Sep10	Dec05-Nov09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00042

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) *and not* the Issuer of the Securities or any of its affiliates. The preliminary description *of the underlying assets* has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and *any investment decision with* respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The *securities may not be sold nor may an offer* to buy be accepted prior to the delivery of a *final prospectus relating to the securities.*

CMSI05-8G2BBG - Dec - 2S5

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	95	90	88	85
25-Nov-07	97	88	71	63	55
25-Nov-08	95	78	48	35	22
25-Nov-09	93	69	29	13	0
25-Nov-10	92	60	14	0	0
25-Nov-11	90	53	4	0	0
25-Nov-12	88	47	0	0	0
25-Nov-13	86	41	0	0	0
25-Nov-14	83	36	0	0	0
25-Nov-15	81	32	0	0	0
25-Nov-16	78	29	0	0	0
25-Nov-17	76	25	0	0	0
25-Nov-18	73	22	0	0	0
25-Nov-19	70	19	0	0	0
25-Nov-20	67	16	0	0	0
25-Nov-21	63	13	0	0	0
25-Nov-22	60	10	0	0	0
25-Nov-23	56	8	0	0	0
25-Nov-24	52	4	0	0	0
25-Nov-25	47	1	0	0	0
25-Nov-26	43	0	0	0	0
25-Nov-27	38	0	0	0	0
25-Nov-28	33	0	0	0	0
25-Nov-29	27	0	0	0	0
25-Nov-30	21	0	0	0	0
25-Nov-31	13	0	0	0	0
25-Nov-32	4	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.75	7.99	3.08	2.5	2.16
Principal Wir	Dec05-May33	Dec05-Feb26	Dec05-Jun12	Dec05-Sep10	Dec05-Nov09
Prepay	0 PSA	*100 PSA*	*300 PSA*	*400 PSA*	*500 PSA*

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB *is not acting as agent for the Issuer or its affiliates* in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision *with respect to the security should be made* by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an *offer to buy be accepted prior to the delivery of a* final prospectus relating to the securities.

CMSI05-8G2BBG - Dec - 2V1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	96	96	96	96	96
25-Nov-07	93	93	93	93	93
25-Nov-08	89	89	89	89	89
25-Nov-09	84	84	84	84	78
25-Nov-10	80	80	80	57	0
25-Nov-11	75	75	75	0	0
25-Nov-12	70	70	48	0	0
25-Nov-13	65	65	16	0	0
25-Nov-14	59	59	0	0	0
25-Nov-15	54	54	0	0	0
25-Nov-16	47	47	0	0	0
25-Nov-17	41	41	0	0	0
25-Nov-18	34	34	0	0	0
25-Nov-19	27	27	0	0	0
25-Nov-20	19	19	0	0	0
25-Nov-21	11	11	0	0	0
25-Nov-22	2	2	0	0	0
25-Nov-23	0	0	0	0	0
WAL	9.99	9.99	6.38	4.76	3.97
Principal Wir	Dec05-Feb23	Dec05-Feb23	Dec05-Oct14	Dec05-Oct11	Dec05-Jul10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been *prepared and furnished to you solely by* CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. *All information contained herein is preliminary, limited in nature and subject* to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances *shall the information presented constitute an offer* to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G2BBG - Dec - 2Z1

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	106	106	106	106	106
25-Nov-07	112	112	112	112	112
25-Nov-08	118	118	118	118	118
25-Nov-09	125	125	125	125	125
25-Nov-10	132	132	132	132	77
25-Nov-11	139	139	139	128 *	
25-Nov-12	147	147	147	74	0
25-Nov-13	155	155	155	52	0
25-Nov-14	164	164	160	47	0
25-Nov-15	173	173	155	47	0
25-Nov-16	183	183	150	47	0
25-Nov-17	193	193	138	47	0
25-Nov-18	204	204	109	42	0
25-Nov-19	216	216	86	31	0
25-Nov-20	228	228	68	22	0
25-Nov-21	241	241	53	16	0
25-Nov-22	254	254	42	12	0
25-Nov-23	258	258	32	8	0
25-Nov-24	258	258	25	6	0
25-Nov-25	258	258	19	4	0
25-Nov-26	258	231	14	3	0
25-Nov-27	258	197	11	2	0
25-Nov-28	258	166	8	1	0
25-Nov-29	258	137	6	1	0
25-Nov-30	258	110	4	1	0
25-Nov-31	258	84	3 *		0
25-Nov-32	258	60	2 *		0
25-Nov-33	202	38	1 *		0
25-Nov-34	95	17 *	*		0
25-Nov-35	0	0	0	0	0
WAL	28.7	24.57	15.22	9.86	5.24
Principal Wir	May33-Sep35	Feb26-Sep35	Oct14-Sep35	Oct11~Sep35	Jul10-Dec11
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a *final prospectus relating to the securities.*

CMSI05-8G2BBG - Dec - 2L1

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	100	100	100	100	96
25-Nov-10	100	100	100	86	30
25-Nov-11	100	100	100	50 *	
25-Nov-12	100	100	87	29	0
25-Nov-13	100	100	70	20	0
25-Nov-14	100	100	62	18	0
25-Nov-15	100	100	60	18	0
25-Nov-16	100	100	58	18	0
25-Nov-17	100	100	53	18	0
25-Nov-18	100	100	42	16	0
25-Nov-19	100	100	34	12	0
25-Nov-20	100	100	26	9	0
25-Nov-21	100	100	21	6	0
25-Nov-22	100	100	16	5	0
25-Nov-23	100	100	13	3	0
25-Nov-24	100	100	10	2	0
25-Nov-25	100	100	7	2	0
25-Nov-26	100	90	6	1	0
25-Nov-27	100	77	4	1	0
25-Nov-28	100	65	3	1	0
25-Nov-29	100	53	2 *		0
25-Nov-30	100	43	2 *		0
25-Nov-31	100	33	1 *		0
25-Nov-32	100	23	1 *		0
25-Nov-33	79	15 *	*		0
25-Nov-34	37	6 *	*		0
25-Nov-35	0	0	0	0	0
WAL	28.7	24.57	12.34	7.73	4.77
Principal Win	May33-Sep35	Feb26-Sep35	Jun12-Sep35	Sep10~Sep35	Nov09-Dec11
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G2BBG - Dec - 2N1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	96	96	96	96	96
25-Nov-08	91	91	91	91	91
25-Nov-09	86	86	86	86	86
25-Nov-10	81	81	81	81	81
25-Nov-11	75	70	58	52	50
25-Nov-12	69	57	32	20	0
25-Nov-13	63	41	0	0	0
25-Nov-14	57	23	0	0	0
25-Nov-15	50	2	0	0	0
25-Nov-16	42	0	0	0	0
25-Nov-17	34	0	0	0	0
25-Nov-18	26	0	0	0	0
25-Nov-19	17	0	0	0	0
25-Nov-20	8	0	0	0	0
25-Nov-21	0	0	0	0	0
WAL	9.48	6.99	5.96	5.73	5.5
Principal Wir	Dec06-Sep21	Dec06-Jan16	Dec06-Nov13	Dec06-Jun13	Dec06-Sep12
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and *not the Issuer of the* Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above *referenced security will actually perform as* described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented *constitute an offer to sell or solicitation of an offer* to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G2BBG - Dec - 2N2

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	100	100	100	100	100
25-Nov-10	100	100	100	100	100
25-Nov-11	100	100	100	100	100
25-Nov-12	100	100	100	100	93
25-Nov-13	100	100	99	86	61
25-Nov-14	100	100	69	58	41
25-Nov-15	100	100	39	35	28
25-Nov-16	100	86	14	18	19
25-Nov-17	100	71	0	6	13
25-Nov-18	100	58	0	0	9
25-Nov-19	100	44	0	0	6
25-Nov-20	100	32	0	0	4
25-Nov-21	98	21	0	0	3
25-Nov-22	90	10	0	0	2
25-Nov-23	80	0	0	0	1
25-Nov-24	71	0	0	0	1
25-Nov-25	60	0	0	0	1
25-Nov-26	49	0	0	0 *	
25-Nov-27	38	0	0	0 *	
25-Nov-28	25	0	0	0 *	
25-Nov-29	12	0	0	0 *	
25-Nov-30	0	0	0	0 *	
25-Nov-31	0	0	0	0 *	
25-Nov-32	0	0	0	0 *	
25-Nov-33	0	0	0	0 *	
25-Nov-34	0	0	0	0 *	
25-Nov-35	0	0	0	0	0
WAL	20.76	13.75	9.7	9.57	9.34
Principal Win	Sep21-Oct30	Jan16-Nov23	Nov13-Aug17	Jun13-Jul18	Sep12-Sep35
Prepay	*0 PSA*	*100 PSA*	*300 PSA*	*400 PSA*	*500 PSA*

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute *an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer,* solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G2BBG - Dec - 2B1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	99	99	99	99	99
25-Nov-07	97	97	97	97	97
25-Nov-08	96	96	96	96	96
25-Nov-09	94	94	94	94	94
25-Nov-10	93	93	93	93	93
25-Nov-11	91	89	86	84	82
25-Nov-12	89	86	78	74	70
25-Nov-13	87	81	68	61	55
25-Nov-14	85	75	56	48	41
25-Nov-15	83	69	45	36	28
25-Nov-16	81	63	36	26	19
25-Nov-17	79	57	29	19	13
25-Nov-18	76	52	23	14	9
25-Nov-19	73	47	18	10	6
25-Nov-20	70	43	14	8	4
25-Nov-21	67	38	11	6	3
25-Nov-22	64	34	9	4	2
25-Nov-23	61	31	7	3	1
25-Nov-24	57	27	5	2	1
25-Nov-25	53	24	4	1 *	
25-Nov-26	49	20	3	1 *	
25-Nov-27	45	18	2	1 *	
25-Nov-28	40	15	2 *	*	
25-Nov-29	35	12	1 *	*	
25-Nov-30	30	10	1 *	*	
25-Nov-31	24	7	1 *	*	
25-Nov-32	19	5 *	*	*	
25-Nov-33	12	3 *	*	*	
25-Nov-34	6	1 *	*	*	
25-Nov-35	0	0	0	0	0
WAL	19.1	14.4	10.29	9.31	8.63
Principal Wir	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently *verified by CSFB. CSFB is not acting as agent* for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as *described in any scenario.* The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G2BBG - Dec - COLLAT

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	99	97	94	92	90
25-Nov-07	97	92	81	76	71
25-Nov-08	96	85	66	57	49
25-Nov-09	94	79	53	43	34
25-Nov-10	93	73	43	32	23
25-Nov-11	91	67	34	24	16
25-Nov-12	89	62	28	18	11
25-Nov-13	87	57	22	13	8
25-Nov-14	85	52	18	10	5
25-Nov-15	83	48	14	7	4
25-Nov-16	81	44	11	5	2
25-Nov-17	79	40	9	4	2
25-Nov-18	76	36	7	3	1
25-Nov-19	73	33	6	2	1
25-Nov-20	70	30	4	2 *	
25-Nov-21	67	27	3	1 *	
25-Nov-22	64	24	3	1 *	
25-Nov-23	61	21	2	1 *	
25-Nov-24	57	19	2 *	*	
25-Nov-25	53	16	1 *	*	
25-Nov-26	49	14	1 *	*	
25-Nov-27	45	12	1 *	*	
25-Nov-28	40	10	1 *	*	
25-Nov-29	35	8 *	*	*	
25-Nov-30	30	7 *	*	*	
25-Nov-31	24	5 *	*	*	
25-Nov-32	19	4 *	*	*	
25-Nov-33	12	2 *	*	*	
25-Nov-34	6	1 *	*	*	
25-Nov-35	0	0	0	0	0
WAL	19.1	11.18	5.57	4.43	3.7
Principal Win	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. *The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a* final prospectus relating to the securities.

```
---------------------------------------------------
$         VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
---------------------------------------------------
$          DEAL: CMSI05-8G2BBG
$       PRICING: 300 PSA
$    SETTLEMENT: 20051130
-----------------------------------------
-----------------------------------------
$                 BLOCK: 1
!{          TRANCHE NAME: 2N1 }
$        ORIGINAL_AMOUNT: 31706000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                 BLOCK: 2
!{          TRANCHE NAME: 2N2 }
$        ORIGINAL_AMOUNT: 38494000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                 BLOCK: 3
!{          TRANCHE NAME: 2S1 }
$        ORIGINAL_AMOUNT: 51689600.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                 BLOCK: 4
!{          TRANCHE NAME: 2S2 }
$        ORIGINAL_AMOUNT: 51689600.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.25
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                 BLOCK: 5
```

```
!{          TRANCHE NAME: 2S3 }
$        ORIGINAL_AMOUNT: 51689600.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                  BLOCK: 6
!{          TRANCHE NAME: 2S4 }
$        ORIGINAL_AMOUNT: 51689600.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.75
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                  BLOCK: 7
!{          TRANCHE NAME: 2S5 }
$        ORIGINAL_AMOUNT: 51689600.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 6
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                  BLOCK: 8
!{          TRANCHE NAME: 2V1 }
$        ORIGINAL_AMOUNT: 18768000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
$         ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                  BLOCK: 9
!{          TRANCHE NAME: 2Z1 }
$        ORIGINAL_AMOUNT: 11908000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20051101
$     FIRST_PAYMENT_DATE: 20051225
$      NEXT_PAYMENT_DATE: 20051225
```

```
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                 BLOCK: 10
!{         TRANCHE NAME: 2L1 }
$       ORIGINAL_AMOUNT: 30676000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                 BLOCK: 11
!{         TRANCHE NAME: 2B1 }
$       ORIGINAL_AMOUNT: 12061855.70
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
--------------------------------------------------
--------------------------------------------------
$               TRANCHE: 1
$                  NAME: 2N1
$                 CSORT: 1
$                  TYPE: NAS
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$               TRANCHE: 2
$                  NAME: 2N2
$                 CSORT: 2
$                  TYPE: NAS
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$               TRANCHE: 3
$                  NAME: 2S1
$                 CSORT: 3
$                  TYPE:
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$               TRANCHE: 4
$                  NAME: 2S2
$                 CSORT: 4
$                  TYPE:
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$               TRANCHE: 5
```

```
$                    NAME: 2S3
$                   CSORT: 5
$                    TYPE:
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 6
$                    NAME: 2S4
$                   CSORT: 6
$                    TYPE:
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 7
$                    NAME: 2S5
$                   CSORT: 7
$                    TYPE:
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 8
$                    NAME: 2V1
$                   CSORT: 8
$                    TYPE: AD
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 8 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 9
$                    NAME: 2Z1
$                   CSORT: 9
$                    TYPE: Z
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 9 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 10
$                    NAME: 2L1
$                   CSORT: 10
$                    TYPE:
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 10 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 11
$                    NAME: 2B1
$                   CSORT: 11
$                    TYPE: SUB
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 11 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
---------------------------------------------------
$      END_TRANCHES:
---------------------------------------------------
---------------------------------------------------
     END OF BOND FILE
**************************************************
$          VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
---------------------------------------------------
$     AGENCY_LIST:     Type   Factor Date    P/Y Delay     BV Delay
```

```
WHOLE 20051101 55 54
--------------------------------------------------
$     ASSUMED_POOLS:
--------------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC
FIXED----PAYMENT BLN AGE
--------------------------------------------------------------------------------
 L          1 WHOLE     LPM  5.500000000  402061855.70  402061855.70
5.900000000             WAM=358 358 2
```

CREDIT SUISSE | FIRST BOSTON

CMSI 05-8

Group 2

Pay rules

1. Pay the NAS Priority Amount sequentially to the 2N1 and 2N2 until retired
2. Pay pro-rata to the 2S1-2S5 until retired
3. Concurrently:
 a. 50% sequentially to the 2V1 and 2Z1 until retired
 b. 50% to the 2L1 until retired
4. Pay sequentially to the 2N1 and 2N2 until retired

Notes

Pxing Speed = 300 psa

<u>Nas Priority</u>
NAS bonds = 1N1 **12** mo lockout of all prin
NAS Priority = (2N1 Bal + 2N2 Bal + 31,590,000)/Total Non-Po Balance
Receives only the shift % of prepayments (scheduled PDA multiplied by the priority fraction above

Settlement = 11/30/05

Deal Summary Report

CMSI05-8G3BBG

		Assumptions			Collateral					
Settlement	30-Nov-05	Prepay		300 PSA	Balance	WAC	WAM	Age	WAL	Dur
1st Pay Date	25-Dec-05	Default		0 CDR	$402,061,855.70	5.9	358	2	5.57	4.28
		Recovery	0	months						
		Severity		0%						

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
3N1	39,000,000.00	5.5	12/10 - 09/35	11.04	7.73	5.982	140	Nearest	96-13.66	29207.43	172.79	37.779	1-Nov-05	FIX
3S1	294,829,000.00	5.5	12/05 - 08/13	3.46	2.97	6.009	150	Interp	98-09.98	86544.61	1306.26	291.158	1-Nov-05	FIX
3V1	34,366,000.00	5.5	12/05 - 04/15	7.05	5.54	5.947	140	Interp	97-16.61	18652.11	152.26	33.666	1-Nov-05	FIX
3Z1	21,805,000.00	5.5	05/15 - 09/35	13.62	12.37	6.582	195	Interp	87-22.92	23786.36	96.61	19.223	1-Nov-05	FIX
3B1	12,061,855.70	5.5	12/05 - 09/35	10.29	7.28	5.863	127	Interp	97-14.75	8596.02	53.44	11.809	1-Nov-05	FIX

Treasury							Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	1YR	2YR	3YR	5YR	10YR	30YR
Yld	4.316	4.472	4.499	4.521	4.582	4.775	4.806	4.908	4.947	5.010	5.132	5.315

CMSI05-8G3BBG - Dec - 3S1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	96	91	89	87
25-Nov-07	97	89	74	67	60
25-Nov-08	95	80	53	42	31
25-Nov-09	93	71	36	22	10
25-Nov-10	91	63	22	7	0
25-Nov-11	88	56	12	0	0
25-Nov-12	86	49	4	0	0
25-Nov-13	84	43	0	0	0
25-Nov-14	81	38	0	0	0
25-Nov-15	79	33	0	0	0
25-Nov-16	76	29	0	0	0
25-Nov-17	73	25	0	0	0
25-Nov-18	70	21	0	0	0
25-Nov-19	67	17	0	0	0
25-Nov-20	64	13	0	0	0
25-Nov-21	60	10	0	0	0
25-Nov-22	56	7	0	0	0
25-Nov-23	52	4	0	0	0
25-Nov-24	48	1	0	0	0
25-Nov-25	43	0	0	0	0
25-Nov-26	39	0	0	0	0
25-Nov-27	33	0	0	0	0
25-Nov-28	28	0	0	0	0
25-Nov-29	22	0	0	0	0
25-Nov-30	16	0	0	0	0
25-Nov-31	10	0	0	0	0
25-Nov-32	3	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	17.04	7.99	3.46	2.8	2.4
Principal Wir	Dec05-Apr33	Dec05-Jun25	Dec05-Aug13	Dec05-Aug11	Dec05-Jul10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G3BBG - Dec - 3V1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	96	96	96	96	96
25-Nov-07	93	93	93	93	93
25-Nov-08	89	89	89	89	89
25-Nov-09	84	84	84	84	84
25-Nov-10	80	80	80	80	43
25-Nov-11	75	75	75	57	0
25-Nov-12	70	70	70	0	0
25-Nov-13	65	65	52	0	0
25-Nov-14	59	59	13	0	0
25-Nov-15	54	54	0	0	0
25-Nov-16	47	47	0	0	0
25-Nov-17	41	41	0	0	0
25-Nov-18	34	34	0	0	0
25-Nov-19	27	27	0	0	0
25-Nov-20	19	19	0	0	0
25-Nov-21	11	11	0	0	0
25-Nov-22	2	2	0	0	0
25-Nov-23	0	0	0	0	0
WAL	9.99	9.99	7.05	5.55	4.6
Principal Wir	Dec05-Feb23	Dec05-Feb23	Dec05-Apr15	Dec05-Nov12	Dec05-Jun11
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G3BBG - Dec - 3Z1

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	106	106	106	106	106
25-Nov-07	112	112	112	112	112
25-Nov-08	118	118	118	118	118
25-Nov-09	125	125	125	125	125
25-Nov-10	132	132	132	132	132
25-Nov-11	139	139	139	139	90
25-Nov-12	147	147	147	140	26
25-Nov-13	155	155	155	87	0
25-Nov-14	164	164	164	57	0
25-Nov-15	173	173	147	43	0
25-Nov-16	183	183	117	31	0
25-Nov-17	193	193	93	23	0
25-Nov-18	204	204	74	17	0
25-Nov-19	216	216	58	13	0
25-Nov-20	228	228	46	9	0
25-Nov-21	241	241	36	7	0
25-Nov-22	254	254	28	5	0
25-Nov-23	258	258	22	3	0
25-Nov-24	258	258	17	2	0
25-Nov-25	258	243	13	2	0
25-Nov-26	258	211	10	1	0
25-Nov-27	258	181	7	1	0
25-Nov-28	258	152	5	1	0
25-Nov-29	258	126	4 *		0
25-Nov-30	258	101	3 *		0
25-Nov-31	258	77	2 *		0
25-Nov-32	258	55	1 *		0
25-Nov-33	196	34	1 *		0
25-Nov-34	92	15 *	*		0
25-Nov-35	0	0	0	0	0
WAL	28.67	24.17	13.62	9.55	6.44
Principal Win	Apr33-Sep35	Jun25-Sep35	May15-Sep35	Nov12-Sep35	Jun11-Oct13
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G3BBG - Dec - 3N1

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	100	100	100	100	100
25-Nov-10	100	100	100	100	100
25-Nov-11	99	98	94	92	89
25-Nov-12	99	94	86	82	77
25-Nov-13	97	90	75	68	60
25-Nov-14	96	84	63	54	40
25-Nov-15	93	77	50	40	28
25-Nov-16	91	70	40	30	19
25-Nov-17	88	64	32	22	13
25-Nov-18	85	58	25	16	9
25-Nov-19	82	53	20	12	6
25-Nov-20	79	48	16	9	4
25-Nov-21	75	43	12	6	3
25-Nov-22	72	38	10	4	2
25-Nov-23	68	34	8	3	1
25-Nov-24	64	30	6	2	1
25-Nov-25	59	26	4	2 *	
25-Nov-26	55	23	3	1 *	
25-Nov-27	50	20	3	1 *	
25-Nov-28	45	17	2	1 *	
25-Nov-29	39	14	1 *	*	
25-Nov-30	33	11	1 *	*	
25-Nov-31	27	8	1 *	*	
25-Nov-32	21	6 *	*	*	
25-Nov-33	14	4 *	*	*	
25-Nov-34	6	2 *	*	*	
25-Nov-35	0	0	0	0	0
WAL	20.9	15.64	11.04	9.95	9.04
Principal Wir	Dec10-Sep35	Dec10-Sep35	Dec10-Sep35	Dec10-Sep35	Dec10-Sep35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G3BBG - Dec - 3B1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	99	99	99	99	99
25-Nov-07	97	97	97	97	97
25-Nov-08	96	96	96	96	96
25-Nov-09	94	94	94	94	94
25-Nov-10	93	93	93	93	93
25-Nov-11	91	89	86	84	82
25-Nov-12	89	86	78	74	70
25-Nov-13	87	81	68	61	55
25-Nov-14	85	75	56	48	41
25-Nov-15	83	69	45	36	28
25-Nov-16	81	63	36	26	19
25-Nov-17	79	57	29	19	13
25-Nov-18	76	52	23	14	9
25-Nov-19	73	47	18	10	6
25-Nov-20	70	43	14	8	4
25-Nov-21	67	38	11	6	3
25-Nov-22	64	34	9	4	2
25-Nov-23	61	31	7	3	1
25-Nov-24	57	27	5	2	1
25-Nov-25	53	24	4	1 *	
25-Nov-26	49	20	3	1 *	
25-Nov-27	45	18	2	1 *	
25-Nov-28	40	15	2 *	*	
25-Nov-29	35	12	1 *	*	
25-Nov-30	30	10	1 *	*	
25-Nov-31	24	7	1 *	*	
25-Nov-32	19	5 *	*	*	
25-Nov-33	12	3 *	*	*	
25-Nov-34	6	1 *	*	*	
25-Nov-35	0	0	0	0	0
WAL	19.1	14.4	10.29	9.31	8.63
Principal Wir	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-8G3BBG - Dec - COLLAT

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	99	97	94	92	90
25-Nov-07	97	92	81	76	71
25-Nov-08	96	85	66	57	49
25-Nov-09	94	79	53	43	34
25-Nov-10	93	73	43	32	23
25-Nov-11	91	67	34	24	16
25-Nov-12	89	62	28	18	11
25-Nov-13	87	57	22	13	8
25-Nov-14	85	52	18	10	5
25-Nov-15	83	48	14	7	4
25-Nov-16	81	44	11	5	2
25-Nov-17	79	40	9	4	2
25-Nov-18	76	36	7	3	1
25-Nov-19	73	33	6	2	1
25-Nov-20	70	30	4	2 *	
25-Nov-21	67	27	3	1 *	
25-Nov-22	64	24	3	1 *	
25-Nov-23	61	21	2	1 *	
25-Nov-24	57	19	2 *	*	
25-Nov-25	53	16	1 *	*	
25-Nov-26	49	14	1 *	*	
25-Nov-27	45	12	1 *	*	
25-Nov-28	40	10	1 *	*	
25-Nov-29	35	8 *	*	*	
25-Nov-30	30	7 *	*	*	
25-Nov-31	24	5 *	*	*	
25-Nov-32	19	4 *	*	*	
25-Nov-33	12	2 *	*	*	
25-Nov-34	6	1 *	*	*	
25-Nov-35	0	0	0	0	0
WAL	19.1	11.18	5.57	4.43	3.7
Principal Wir	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35	Dec05-Sep35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. *CSFB is not acting as agent for the Issuer or its affiliates in connection with the* proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

```
----------------------------------------------------
$          VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
----------------------------------------------------
$          DEAL: CMSI05-8G3BBG
$       PRICING: 300 PSA
$    SETTLEMENT: 20051130
-------------------------------------------
-------------------------------------------
$                 BLOCK: 1
!{         TRANCHE NAME: 3N1 }
$       ORIGINAL_AMOUNT: 39000000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
----------------------------------------------------
$                 BLOCK: 2
!{         TRANCHE NAME: 3S1 }
$       ORIGINAL_AMOUNT: 294829000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
----------------------------------------------------
$                 BLOCK: 3
!{         TRANCHE NAME: 3V1 }
$       ORIGINAL_AMOUNT: 34366000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
----------------------------------------------------
$                 BLOCK: 4
!{         TRANCHE NAME: 3Z1 }
$       ORIGINAL_AMOUNT: 21805000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
----------------------------------------------------
$                 BLOCK: 5
```

```
!{          TRANCHE NAME: 3B1 }
$      ORIGINAL_AMOUNT: 12061855.70
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 5.5
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 24
$           DATED_DATE: 20051101
$   FIRST_PAYMENT_DATE: 20051225
$    NEXT_PAYMENT_DATE: 20051225
$       ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
---------------------------------------------------
---------------------------------------------------
$              TRANCHE: 1
$                 NAME: 3N1
$                CSORT: 1
$                 TYPE: NAS
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 2
$                 NAME: 3S1
$                CSORT: 2
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 3
$                 NAME: 3V1
$                CSORT: 3
$                 TYPE: AD
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 4
$                 NAME: 3Z1
$                CSORT: 4
$                 TYPE: Z
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 5
$                 NAME: 3B1
$                CSORT: 5
$                 TYPE: SUB
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
---------------------------------------------------
$     END_TRANCHES:
---------------------------------------------------
---------------------------------------------------
     END OF BOND FILE
***************************************************
$         VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
----------------------------------------------------
$    AGENCY_LIST:     Type   Factor Date    P/Y Delay     BV Delay
```

WHOLE 20051101 55 54

```
----------------------------------------------------
$     ASSUMED_POOLS:
--------------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC
FIXED----PAYMENT BLN AGE
--------------------------------------------------------------------------------
 L          1 WHOLE      LPM  5.500000000  402061855.70  402061855.70
5.900000000             WAM=358 358 2
```

CREDIT SUISSE | FIRST BOSTON

CMSI 05-8

Group 3

Pay rules

1. Pay the NAS Priority Amount to the 3N1 until retired
2. Pay the 3S1 until retired
3. Pay the 3V1 until retired
4. Pay the 3Z1 until retired
5. Pay the 3N1 until retired

Notes

Pxing Speed = 300 PSA

Nas Priority
NAS bonds = 1N1 standard 60 mo lockout (apply shift to both sched and prepays)
NAS Priority = Total 3N1 Balance/Total Non-Po Balance

3Z1 Accretion Waterfall
1. Pay the 3V1 until retired
2. Pay the 3Z1 until retired

Settlement = 11/30/05